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[LOGO] Amundi ASSET MANAGEMENT

                                          March 10, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: SEC Staff Sarbanes-Oxley Review of Pioneer Bond Fund Filings

Ladies and Gentlemen:

   This letter is to respond to comments received on February 9, 2023 from Ms. Lauren Hamilton of the Staff of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of financial statements for the fiscal year ended June 30, 2022 and other filings made by Pioneer Bond Fund (the "Registrant"). Following are the Staff's comments and the Registrant's responses thereto:

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1.  Comment:   The Staff noted that investments in reinsurance sidecars represented 1.6% of the Fund's net assets, and investments in insurance-linked securities as a whole represented 2.8% of the
               Fund's net assets. The Staff requested that the Fund explain supplementally the accounting treatment for such securities with reference to applicable accounting guidance.

    Response:  The Registrant notes that the Fund's investments in insurance-linked securities include event-linked bonds, collateralized reinsurance, reinsurance side cars and industry loss warranties. The Registrant notes that the Fund's investments in event-linked bonds are presented in the financial statements in accordance with ASC 310-20, and the Fund's investments in collateralized reinsurance, reinsurance side cars and industry loss warranties are presented in the financial statements in accordance with ASC 320-10 and ASC
               321-10-35-6. The Registrant notes that, as previously discussed with the Staff:
               (i) event-linked bonds are presented as debt instruments in the financial statements, the income from which is reported as interest income in the financial statements; and
               (ii) collateralized reinsurance, reinsurance side cars and industry loss warranties represent an ownership in an underlying entity and distribute income in a way that is representative of a dividend distribution, and, accordingly, are presented as equity securities in the financial statements.
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              The Registrant notes that event-linked bonds are identified in the financial statements as restricted as to resale because they are Rule 144A securities, and collateralized reinsurance, reinsurance side cars and industry loss warranties are identified in the financial statements as restricted as to resale because they are acquired in private transactions.

              The Registrant notes that event-linked bonds are traded on an exchange. Event-linked bonds are generally valued using the bid price obtained from an independent third party pricing service, and such valuations generally are characterized as Level 2 inputs in the fair value hierarchy outlined in U.S. GAAP. The Registrant notes that the reported value of an event-linked bond would generally be expected to fluctuate in accordance with market activity.

              The Registrant notes that reinsurance sidecars, collateralized reinsurance investments and industry loss warranties generally are valued at the price provided by an insurance transformer based on a formula approved by the Fund's valuation designee, and such valuations generally are characterized as Level 3 inputs in the fair value hierarchy outlined in U.S.
              GAAP. The Registrant notes that the reported value of such instruments reflects, among other things, the remaining term of the instrument. Although such instruments have stated maturities ranging from three to five years, the risk period for the instruments (i.e., exposure to the underlying event risk, such as a hurricane) is generally for one year. Once the risk period ends, the principal of the instrument is returned to the Fund, essentially as a return of capital, and the remaining reported value on the Schedule of Investments represents remaining interest payments. Accordingly, reinsurance sidecars, collateralized reinsurance investments and industry loss warranties reported in the Fund's financial statements that have maturity dates in 2022, 2023 or 2024 generally have lower reported values relative to face amounts.

              The Registrant notes that the reported value of all insurance-linked securities may also reflect the occurrence of a storm or other "trigger event" and, accordingly, differences between the face amount and reported value of an instrument may reflect the occurrence of such a "trigger event."

2.  Comment:  The Staff noted that Note 5 to the Financial Statements states that the Fund has adopted a distribution plan (the "Distribution Plan") pursuant to Rule 12b-1 under the Investment
              Company Act of 1940, as amended (the "1940 Act"), and that, pursuant to the Distribution Plan, the Fund pays the Distributor 0.50% of the average daily net assets attributable to Class R shares for distribution services. The Staff noted that Note 5 further states that the Fund also has adopted a separate service plan for Class R shares (the "Service Plan"), under which the Fund is authorized to pay securities dealers, plan administrators or other service organizations that agree to provide certain services to retirement plans or plan participants holding shares of the Fund a service fee of up to 0.25% of the Fund's average daily net assets attributable to Class R shares held
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               by such plans. The Staff requested that the Fund explain supplementally why the "Distribution and Service (12b-1) Fees" line item for Class R shares in the fee table included in the Fund's prospectus dated November 1, 2022 shows a fee of 0.50% of average daily net assets rather than
               0.75%.

    Response:  The Registrant notes that the "Distribution and Service (12b-1) Fees" line item for Class R shares in the fee table included in the Fund's prospectus shows a fee of 0.50% of average daily net assets because such fee represents the fee payable by Class R shares under the
               Distribution Plan. The Registrant notes that, unlike the Distribution Plan, the Service Plan is not a distribution plan adopted pursuant to Rule 12b-1. Payments under the Service Plan are for administrative services, and not distribution-related activities. As set forth in the prospectus, such administrative services for which payments may be provided under the Service
               Plan include: acting as a shareholder of record, processing purchase and redemption orders, maintaining participant account records and answering participant questions regarding the
               Fund. Accordingly, fees paid by Class R shares under the Service Plan are included in the fee table in the "Other Expenses" line item rather than the "Distribution and Service (12b-1)
               Fees" line item in accordance with Instructions 3(b) and 3(c)(i) to Item 3 of Form N-1A.


3.  Comment:   The Staff noted that the Fund states in the Schedule of Investments that, during the fiscal year ended June 30, 2022, the Fund engaged in cross trades with certain funds and accounts in accordance with Rule 17a-7 under the 1940 Act. The Staff noted the Fund did not include the disclosures with respect to such transactions required by ASC 850-10-50, specifically regarding realized gains and losses on such transactions. The Staff requested that the
               Registrant explain supplementally why such disclosures were not included and confirm that such transactions were effected in accordance with Rule 17a-7, including appropriate oversight of such transactions by the Board of Trustees of the Fund.

    Response:  The Registrant notes that it believes that the Rule 17a-7 cross trades referred to by the
               Staff were disclosed in the Schedule of Investments in accordance with the requirements of ASC
               850-10-50. The Registrant notes that disclosure regarding realized gains and losses on cross trades was not included in the Schedule of Investments because the Fund did not record any gains or losses in connection with such cross trades during the fiscal year ended June 30,
               2022.
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          The Registrant notes that, as disclosed in the Schedule of Investments, the Fund engaged in purchases of securities in cross trade transactions, but did not sell securities in cross trade transactions during such period. The Registrant confirms that in future filings it will include a line item for realized gain and loss activity in connection with cross trade transactions even if such activity is recorded as zero. The Registrant confirms that cross trade transactions engaged in by the Fund during the fiscal year ended June 30, 2022 were effected in accordance with Rule 17a-7 and the procedures then in effect with respect to Rule
          17a-7 transactions adopted by the Fund's Board of Trustees. In accordance with such procedures, such cross trade transactions were reported to the Board of Trustees of the Fund as part of regular compliance reporting presented at Board meetings.
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   Please contact me directly at 617-422-4697 if you require any further clarification.

                                               Very truly yours,

                                               /s/ Anthony J. Koenig, Jr.
                                               _________________________________
                                               Anthony J. Koenig, Jr.
                                               Treasurer, Pioneer Funds

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